

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Sachin Shah
Chief Executive Officer
Brookfield Renewable Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM12, Bermuda

> **Re: Brookfield Renewable Partners L.P.**
> **Registration Statement on Form F-3**
> **Response Dated June 4, 2020**
> **File No. 333-237996**

Dear Mr. Shah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2020 letter.

Response dated June 4, 2020

Exchanges of BEPC Exchangeable Shares for BEP Units, page 12

1.   In your response to prior comment 1, you state that in connection with the primary exchange right, while the BEP unit is being delivered by BEPC, it is BEP that is issuing the BEP units, not BEPC. Please revise to explain the difference between the "issuance" and "delivery" of the BEP units by BEP and BEPC. In this regard, please explain the delivery obligation of BEPC and clarify when such obligation would occur.

 You may contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation

cc: Mile T. Kurta